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                                  EXHIBIT 99.3


                         DROVERS BANCSHARES CORPORATION
                             30 South George Street
                                 York, Pa 17401

                      ..................................


                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                           TO BE HELD ON MAY 17, 2001


     WE HEREBY GIVE YOU NOTICE that Drovers Bancshares Corporation will hold a special meeting of shareholders on Thursday, May 17, 2001, at 9:00 a.m., local time, at The Historical Society of York County, 250 East Market Street, York, Pennsylvania 17401, to consider and vote upon the following matters, all as more fully described in the accompanying document:

          1. The approval and adoption of the Agreement and Plan of Merger dated December 27, 2000, between Fulton Financial Corporation and Drovers, which provides, among other things, for the merger of Drovers with and into Fulton Financial and the conversion of each share of common stock of Drovers outstanding immediately prior to the merger into 1.24 shares (subject to adjustment) of Fulton Financial common stock, plus cash in lieu of any fractional share interest;

          2. The adjournment of the special meeting, if necessary, to permit further solicitation of proxies in the event that there are not sufficient votes at the time of the special meeting to approve the merger agreement; and

          3. The transaction of such other business as may properly be brought before the special meeting.

     The Board of Directors of Drovers recommends a vote "FOR" each proposal.

     The Board of Directors of Drovers has fixed the close of business on [record date], as the record date for determining shareholders entitled to notice of, and to vote at, the special meeting. A list of shareholders entitled to vote at the special meeting will be available for inspection at Drovers' main office for a period of ten days prior to the special meeting and also will be available for inspection at the special meeting.

     Your vote is important regardless of the number of shares you own. Whether or not you plan to attend the special meeting, the Board of Directors of Drovers urges you to complete, sign, date and return the enclosed proxy card as soon as possible in the enclosed postage-paid envelope. This will not prevent you from voting in person at the special meeting but will assure that your vote is counted if you are unable to attend. If you are a shareholder whose shares are not registered in your own name, you will need additional documentation from your record holder in order to vote personally at the special meeting.

BY ORDER OF THE BOARD OF DIRECTORS


/s/ John D. Blecher, Secretary

[mail date]

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